Contact

www.linkedin.com/in/edtepper (LinkedIn)

Top Skills

Executive Management

Business Process Improvement

Entrepreneurship

Languages

English

Honors-Awards

1999 National Sports Emmy Awards--The George Wensel Technical Achievement Award

2001 National Sports Emmy Awards--The George Wensel Innovative Technical Achievement Award

Ed Tepper

Chief Operating Officer, Chief Financial Officer, and Board of Directors at CoPeace PBC

New York City Metropolitan Area

Summary

As a technology enthusiast with extraordinary tangible results in manufacturing, distribution, media, entertainment, technology companies, and entrepreneurial growth ventures, my career leading top-performing teams continues in my newest venture in impact investing, as COO and CFO of CoPeace.

In my role as COO and CFO, I oversee finance, strategy, operations, business development, and IT. The goal is to ensure we are focusing on and executing on our very important mission — to democratize investing and support businesses dedicated to making positive environmental and social impact — proving that business can be a force for good.

Accomplishments I am particularly proud of that help to drive success include:

➔ C-level leadership team of an Emmy Award-winning transformational company that that brought game-changing innovations to live sports broadcasts, including “The 1st & Ten” (Yellow Line) to football; ESPN’s K-Zone to baseball; RACEf/x to motorsport; and TourCast to the PGA Tour. These content rich deployments of advanced technologies are still in use today.

➔ Conceptualized and implemented systems and operating efficiencies that resulted in record-setting financial performance as COO of a manufacturer and distributor of food ingredients serving a global clientele.

➔ Co-founded an advanced digital media services company, built from scratch and then sold after 12 years. Offerings included a vast scope of services for clients including HBO, Showtime, A&E Networks, BET, United Nations Holocaust Outreach Programme, United States Holocaust Museum, 911 Memorial and Museum,

Entertainment One, independent academy award-winning filmmakers.

➔ As a lifelong learner, advocate for continuing education, and a dedicated athlete, I received an MBA from Wharton and a BA from Washington University in St. Louis, where I was a three-year letterman on the men's tennis team.

At CoPeace, we are committed to creating a business that values both purpose and profits, which are not mutually exclusive. As COO, I use skills in ERP systems implementation and optimization, planning & management, media, business development, corporate innovation, and financial leadership in providing strategic oversight and day-to-day execution of the business.

If you're interested in learning more about impact investing and the ground-breaking work we are doing at CoPeace please reach out to connect.

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Experience

CoPeace
Chief Operating Officer, Chief Financial Officer, and Board of Directors
December 2019 - Present (2 years 10 months)
Operational and financial leader driving growth at a transformational investment platform that provides capital and growth support for socially responsible impactful companies. Through its unique platform CoPeace also provides impact investors with unprecedented access and transparency to invest for good.

Food Ingredients Manufacturer and Distributor
Chief Operating Officer
December 2017 - December 2019 (2 years 1 month)
Operating and Financial leadership executive driving growth at a transformational food ingredients manufacturer, distributor, and solutions provider.

Mongo Media, LLC
President/Managing Member/Co-Owner
2006 - 2018 (12 years)

New York, New York

Advanced media services company specializing in HD Video post production, conversions, duplication, encoding, digital cinema packages (DCP), closed captioning and subtitling. Serving global media and entertainment providers, distributors, corporate communications, museums, art galleries, independent filmmakers, and artists.

Hibernia Media
Interim CFO/Consultant
2008 - 2008 (less than a year)
Summit, NJ

Assisted with the venture captilal backed start-up of a live video transmission services company, formerly known as MediaXtream. Established the home office in Summit, NJ, recruited accounting staff, and put HR and employee benefits programs in place.

GlobeCast
CFO, GlobeCast America
2007 - 2008 (1 year)
New York City and Sunrise, FL

Analyzed and negotiated strategic partnership opportunities. Recruited and hired new finance and accounting team and relocated finance operations from Sunrise, FL to New York City. Oversaw the implementation and integration of Great Plains and ScheduALL systems in NY, CA, and FL locations.

2M Apparel Ventures, LLC
CFO/COO
2006 - 2007 (1 year)
Westport, CT

Investor, co-founder, financial and operating executive for ultra-high end men's apparel company. Raised the seed capital, established the headquarters office, oversaw financial operations and raw materials and production vendor relationships in Italy and US. Navigated the company from start-up to the completion of 3 selling seasons.

Greenview Ventures
CEO
2003 - 2007 (4 years)

Sportvision

Co-founder, CFO, EVP Business Development
January 1998 - April 2003 (5 years 4 months)

Venture backed start-up, sports media technology, inventors of the Emmy Award winning "Yellow Line First & Ten Line", "K-Zone", "Virtual Caddy", NASCAR Race F/X

Sterling Ventures, LLC.
Chief Operating Officer
January 1997 - December 1997 (1 year)

Investment in sports, media, and entertainment businesses. Provided the seed capital for Sportvision, the Emmy-Award winning company that created the "Yellow Line."

USCO Inc.
President, Board of Directors
September 1990 - April 1997 (6 years 8 months)

Lead successful turnaround of a leading wholesaler of plumbing, heating, and air conditioning supplies. Oversaw a purchasing, plumbing division, and a chain of kitchen & bath showrooms. Prepared the company for sale.

Sybedon Equities
Vice President
1988 - 1990 (2 years)
New York, NY

Real estate investment, financing, development, portfolio management

Landauer Associates
Vice President
1986 - 1988 (2 years)
New York, NY

Real estate consultant, valuation and technical services, market studies

Merrill Lynch
Economist and Manager of Economic Databases
October 1982 - August 1984 (1 year 11 months)
New York, NY HQ

Developed and managed institutional research publications. Introduced the use of computer-generated graphics.

Federal Reserve Bank of New York
Assistant Economist

July 1981 - October 1982 (1 year 4 months)

New York, NY

Regional economist

Education

The Wharton School

MBA, Finance, Real Estate

Washington University in St. Louis

BA, Economics